UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-SB/A

General Form for Registration of Securities of Small Business Issuers
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

The Tradeshow Marketing Company, Ltd.

(Exact name of small business issuer as specified in its charter)

Nevada	EIN 06-175-4875
(State of incorporation)	(IRS Employer ID Number)

11359-162nd Street, Surrey, B.C. V4N 4P5 Canada

(Address of principal executive offices)

(604) 585-8762

(Registrant's telephone number)

Securities to be registered under Section 12(b) of the Exchange Act: COMMON STOCK

Securities to be registered under Section 12(g) of the Exchange Act: None

THE TRADESHOW MARKETING COMPANY, LTD.

TABLE OF CONTENTS

PART I

Item 1     Description of Business
Item 2     Management's Discussion and Analysis or Plan of Operation
Item 3     Description of Property
Item 4     Securities Ownership of Certain Beneficial Owners and Management
Item 5     Directors, Executive Officers, Promoters and Control Persons
Item 6     Executive Compensation
Item 7     Certain Relationships and Related Transactions
Item 8     Description of Securities

PART II

Item 1     Market Price and Dividends on the Registrant's Common Equity and Other Stockholder Matters
Item 2     Legal Proceedings
Item 3     Changes in and Disagreements with Accountants
Item 4     Recent Sales of Unregistered Securities
Item 5       Indemnification of Directors and Officers

PART F/S

Financial Statements and Report of Independent Registered Public Accounting Firm

PART III

Signatures
Exhibits

PART I

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements contained in this Form 10-SB, other than statements of historical facts, that address future activities, events or developments are forward-looking statements, including, but not limited to, statements containing the words "believe," "anticipate," "expect" and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results will conform to the expectations and predictions of management is subject to a number of risks and uncertainties that may cause actual results to differ materially.

Such risks include, among others, the following: international, national and local general economic and market conditions: our ability to sustain, manage or forecast our growth; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this and previous filings.

Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations.

As used in this Form 10-SB, unless the context requires otherwise, “Tradeshow” or “Tradeshow Marketing” or "we" or "us" or the "Company" means The Tradeshow Marketing Company, Ltd.

ITEM 1.

A.     DESCRIPTION OF BUSINESS

The Tradeshow Marketing Company, Ltd. (or the "Registrant", or the "Company," each of which terms, when used herein, refer to The Tradeshow Marketing Company, Ltd.) was incorporated under the laws of the State of Nevada, USA, on December 03, 2003.

The Company was listed on the Over-the-Counter Pink Sheets in November 2004. At present, Tradeshow Marketing has 16,751,963 shares issued and outstanding. Our securities trade on the Over-the-Counter market (pink sheets) under the trading symbol “TSHO. PK”. We intend to list the Securities of the Company on the NASDAQ Over the Counter Bulletin Board. We are currently making an application to the NASD.

Tradeshow Marketing Company, Ltd.’s head office is located at 11359, 162nd Street, Surrey, B.C., V4N 4P5, Canada where the Company leases 2200 square feet of office space. A company representative can be reached at: +1 (604) 585-TSMC (8762), Fax +1 (604) 269-3620; Website http://www.tsmc.ca/ Email contactus@tsmc.ca.

The Tradeshow Marketing Company commenced business operations on December 03, 2004. Tradeshow Marketing is a specialty product development and consumer retail company that markets and sells proprietary and private label products for the home and office environments. The Company was formed to market specialty products at trade shows, mall-based specialty product shops and kiosks. Tradeshow Marketing sells popular “as seen on TV” products, which are currently or have been advertised on TV. The products that the Company sells are functional have a broad appeal and retail at affordable price points. The Company’s merchandise categories include specialty household, beauty and fitness, home and garden, and small ticket electronics products.

B. BUSINESS OF THE ISSUER

Tradeshow Marketing Company, Ltd. (“Tradeshow Marketing”, “Tradeshow” the “Company”) is a marketing and direct sales company focused on the development and distribution of a wide range of products for the home and office environments. The Company’s merchandise categories include specialty household, beauty and fitness, home and garden and small ticket electronics products.

For the past twenty years, Tradeshow’s demonstration professionals and management have worked in the direct sales industry marketing a variety of products directly to consumers at trade shows, malls (kiosks), fairs and exhibitions throughout Canada and the United States. Prior to the incorporation of the Company on December 03, 2003, the two principals of the Company, Bruce Kirk and Marion Huff worked in the direct sales industry as a partnership under the name “Kirk-Huff Marketing”.

Kirk-Huff Marketing was an unincorporated entity operating as an unregistered partnership. In order to attract investment and build itself as a corporate entity, the principals decided to incorporate the Company, December 03, 2003, as the Tradeshow Marketing Company.

During the past twenty years, Tradeshow’s professional sales staff has engaged in product demonstration, sales and marketing for trade shows, as well as training and consulting on “direct sell” retail and wholesale strategies for companies seeking to market their products directly to consumers. The venues that the Company uses for trade show demonstrations includes trade shows and annual exhibitions such as home, garden, boat and auto shows, as well as provincial, state and county fairs.

One of our primary business objectives is to inform clients about the competitive advantages that trade show exposure offers to businesses, to better enable our Company and our clients to rapidly grow and prosper from the commerce opportunities that direct sell strategies embody. To meet this objective, Tradeshow has hosted training seminars on product demonstration and sales techniques to assist individuals and companies in direct selling, making new contacts, and enhancing branding and product awareness.

Although a modest aspect of Tradeshow’s business model, the Company’s training seminars have provided a comprehensive strategy for businesses to expand their marketing and sales initiatives. Notably, our training seminars have helped companies discover new methodologies and avenues for branding and selling their products at the trade show level. We have discovered that large corporations often receive less than desirable results without proper training in direct sales demonstration techniques. ..

The standards we have utilized to gauge the success of our seminars are: (1) number of attendees; (2) the number of referrals from previous attendees; (3) the immediate feedback from attendees; (4) the testimonials we receive from attendees who have utilized the techniques they have learned in our seminars; and (5) the increase in sales that attendees have achieved as a result of using our sales techniques.

At this stage, management plans to place more emphasis on, and to allocate greater financial and human resources to, the development of our direct sales business. In doing so, the Company plans to allocate less time and fewer human resources to the training component of our business model, that is, training consulting to companies. Rather, the Company plans to increase the amount of direct sales business that it presently transacts. The expansion of the Company’s sales strategy does not translate into a change in our business model because our greatest efforts have been, and are at present, focused on sales growth. The recent acquisition by Tradeshow of two mall-based retail stores in Phoenix, Arizona, exemplifies our commitment to the growth of our product sales strategy (see “Current and Proposed Operations”, Sandstrom Retail Stores, below). Going forward, our training seminars will be offered when and where requested, in the event that scheduling and presenting a training seminar is a prudent financial decision for the Company.

Market Overview
Direct selling is often incorrectly characterized as a modest or “small potatoes” approach to sales that typically involve an independent consultant with a portable kit of wares. This characterization overlooks the tremendous advantages that this unique sales approach presents. Management at Tradeshow believes that product demonstrations and, by extension, direct sales techniques, are the most effective vehicle for face-to-face marketing, sales and branding.

Direct selling is an effective, one-on-one sales strategy and is gaining importance for businesses large and small. Direct contact events have shown to definitively produce sales results and, thus, have a proven track record as one of the most successful sales formats for buyers and sellers in any industry. Available figures from the Direct Selling Association (DSA) show retail sales of more than $28 billion for the direct-selling industry in 2002. In 2000, 55 percent of American adults reported having, at some time, purchased goods or services as a result of a direct sales presentation, be it live or from a direct sales TV ad (according to the DSA’s direct sales figures).

Trade show venues continue to grow as a productive avenue for the sale of consumer goods, in size and in number, because trade shows sales venues are high trafficked, consumer oriented events that can be utilized to achieve a high volume of sales over a short period of time, given that a proper and effective presentation is delivered. Importantly, demand for our services at the local trade show level continues to grow, as the size of shows and attendance by consumers in local markets continues to increase. Management believes that trade shows on the local and national level will constitute a potentially profitable sales and marketing channel for the foreseeable future because these markets are fast becoming established, productive venues for the targeted marketing of innovative, and contemporary, small ticket consumer products (that is, products under $100),

Other venues for the demonstration of direct sales include mall-based kiosks, retail stores and sales demonstrations at trade shows. There is an added advantage that arises from the Company’s tradeshow demonstration activity, as consumers who see products demonstrated and branded at these shows may make subsequent and additional product purchases from the Company’s recently acquired mall based stores in Phoenix, Arizona, and the Company’s proposed e-commerce website, www.ontv.com (for more information on the Company’s retail stores and ecommerce website, see: “Sandstrom Retail Stores” and Tradeshow’s “ontv.com” e-Commerce website below)
Tradeshow earns revenue directly from the sale of the products that it sources from a number of different suppliers. To date, the Company has generated sales at trade shows, malls and other high traffic consumer venues, such as public fairs and exhibitions. The Company began to generate revenue from operations during its 2004 fiscal year, which commenced June 01, 2004. (see “Managements Discussion and Analysis” below)

Direct Sales at Tradeshows (A current operation):
Over the past 20 years, the Company, and prior to incorporation, Tradeshow’s principals have appeared consistently, year after year, in tradeshows, malls, fairs and exhibitions in cities in Western Canada and the United States. The Company’s has attended trade shows in the following cities: Canada: Vancouver, Abbotsford, Victoria, Nanaimo, Calgary, Edmonton, Regina, Saskatoon, Winnipeg, Toronto (every second year); United States: Puyallup, WA, Tacoma, WA, Pomona, CA, The Company has consistently generated revenue by attending tradeshows, malls, fairs and exhibitions in these markets and locales.

Tradeshow focuses on the development, direct sales and distribution of a wide range of products for the home and office environments. Tradeshow utilizes a direct sales strategy, by marketing a variety of products directly to consumers via sales presentations, with the goal to brand and sell products at trade shows, malls, fairs and exhibitions. The Company obtains product from suppliers at favorable wholesale prices to facilitate profitable margins.

Management believes that Tradeshow enjoys two distinct competitive advantages. The first advantage is pertinent to our ability (that is, the ability of our experienced sales team and national sales network) to penetrate local and national markets at the trade show level. Our second competitive advantage relates to timing: Tradeshow is poised to take advantage of the latest trends and techniques in sales and marketing by featuring innovative and contemporary products that are branded through ubiquitous television advertisements as many of the Company’s products are categorized as “as seen on TV”.

Many of the items that the Company features in its stores and at trade shows, malls (kiosks) fairs and exhibitions may be categorized as “as seen on TV” because they are currently advertised or have been advertised on TV. Examples of suppliers and the products that we sell include:

a) Ontel Products: “as seen on TV” products that include the Swivel Sweeper, Glass Wizard and AB Master;
b) American Direct (TriStar): product supplied includes the Lateral Thigh Trainer and Jack Lalanne’s Power Juicer;
c) Cava Industries: supplies the Cold Heat Soldering Tool and Smart Spin containers;
d) ITW Space Bags: supplies Space Bags for storage;
e) Orange Glow International: suppliers of cleaning products OxiClean, Orange Glo, and Kaboom, among others;
f) Overbreak: supplies toys that include Hover Disc, Hover Copter and Rainbow Art.

When possible and advantageous, Tradeshow works to secure territorial exclusivity for products that it sells. Notably, the absence of product exclusivity has not impaired past business performance because the Company merchandises and sells a broad selection of popular and contemporary products form multiple suppliers and wholesalers, thereby ensuring its ability to remain competitive. On occasion, suppliers will approach the Company to demonstrate and sell their products on their behalf.

Tradeshow also intends to sell its own private label products (see ‘Private Label Brands’ below). In part, the Company plans to source products upon which they can affix their own label and market as a private label brand. Management believes that private label merchandise will strengthen the Company’s ability to brand and, hence, compete against retail competitors.

The Company also plans to increase the number of sales channels - trade show venues - that it employs. In doing so, the Company will continue to utilize the same successful direct sales strategy it has used, in the past, to develop these new sales channels. Tradeshow plans to develop these new sales channels, to increase sales in busy metropolitan markets within Canada and the continental United States (with a continued focus on those markets in Western Canada, Washington State and California, which the Company currently serves) with the intent to brand and sell the same type of products that it currently sells at tradeshow venues. The Company also intends to offer franchised retail stores and an eCommerce online store. To this end, the launch of our e-Commerce website - slated for December 2005 - will allow the Company to (1) target a younger customer base with lower price items; (2) promote sales and increase product branding through Internet advertising; (3) cross sell products featured in other sales channels.

CURRENT AND PROPOSED OPERATIONS

Sandstrom Retail Stores (a current operation)
Tradeshow recently acquired the assets and leases of two retail stores in Phoenix, Arizona called “As Seen On TV” (see news TSHO.PK August 31, 2005). The two stores are located in the Arrowhead Mall and the Paradise Valley Mall in Phoenix, The store in the Arrowhead Mall has been operating as “As Seen On TV” since 1997 and the store in the Paradise Valley mall as “As Seen On TV” since 1999.

The two stores that we acquired are “turnkey” and fully operational as both retail businesses are staffed (2 full-time employees per store) and open for business during regular mall hours. The Company acquired $35,000 dollars of stock and equipment in the acquisition. The assets acquired included an inventory of “as seen on TV Products” valued at the time of the transaction at $25,000 (based on the products wholesale prices; the retail value is approximately double that figure), and store fixtures, such as shelving, displays casing video surveillance equipment, computers, a cash register and a credit card machine, the value of which was deemed to be $10,000.

There are four full-time employees; two employees per each store.

The approximate square footage for the Arrowhead Mall is 574 square feet and the Paradise Valley Mall is 536 square feet.

Tradeshow assumed the leases for both store locations. The Arrowhead Mall lease expires Dec 2006 (in the Company’s 2006 fiscal year) and Paradise Valley Mall lease expires Dec 2008 (in the Company’s 2008 fiscal year).

Name Change: Following the acquisition, Tradeshow changed the name of the two Phoenix stores to “Sandstrom”. The Company’s Sandstrom stores feature the same unique and diverse mix of innovative consumer products that the Company demonstrates and sells at tradeshows.

Sandstrom Corporate Stores and The Sandstron Franchise Strategy (a proposed operation)
The acquisition of the two Sandstrom stores in Phoenix, AZ, marks the beginning of Tradeshow’s plan to (1) operate corporate stores and (2) to offer a franchised retail business on a ‘stand-alone” basis or as a bundle of franchised stores that are exclusive to a specific region. The Company’s two Sandstrom stores will serve as the model for its franchise retail offering

Sandstrom store expansion plans: Desired locations for additional corporate owned and franchise stores include malls and highly visible, highly trafficked street addresses. Based on twenty years of experience in the direct selling industry and, correspondingly, a strong knowledge of product demand, management believes that it could sell the franchise rights for up to 50 stores in calendar 2006 and up to 100 or more in calendar 2007. Overall, Management believes there is a potential for up to 300 franchised retail stores in the United States. Management anticipates that they can bundle and offer the rights to multiple store franchises through competitive pricing and regional exclusivity.

To implement our franchise concept and strategy, we engaged Norm Friend, a franchising expert, to create an area franchising development strategy for the Company’s Sandstrom stores. Mr. Friend has written several books on franchising and wrote the Company’s manuals for franchise offerings. The manuals and the franchise plan were completed and submitted to the Company November 3, 2005.

For a copy of Tradeshow’s Consulting Agreement Agreement see Exhibit 10.1

About Franchising
Franchising is a popular and growing business model because it is an assembly of business relationships that allow people to share brand identification, a proven method of doing business and a successful marketing and distribution system. The advantage of franchising is that the franchisee’s assets are put into a proven business, allowing the franchisee to quickly start up their business, to develop a customer base faster, and to potentially experience profitability with less risk.

With a franchise business come pros and cons. The pros of the franchise are: (1) the business model is a based on a formula that can be demonstrated, (2) owner transition and training is available, and (3) it is possible to review past records and company history. The cons of franchises are: (1) purchase financing may be difficult to find and obtain; (2) there can be significant contractual obligations that may be difficult to meet; (3) it may be difficult to find the right franchise opportunity.

The Laws Governing Franchising
The laws governing franchising may affect the rate at which we grow the Company because these laws may be subject to change and may, as a result, make it necessary for us to change or alter the way that we conduct our franchise business, or make us refrain from selling franchises all together, all of which could have a negative effect on and impair the Company’s business.

Franchising is governed by federal law administered by the Federal Trade Commission (FTC) and by a variety of state statutes. Filing of documents with the FTC is not required to franchise. Applicable state statutes include franchising laws, business opportunity laws and "Little FTC Acts."*

In many cases, documentation demonstrating approval by the state must be filed before a franchise is offered for sale within the state. Some states have statutes specific to certain industries. A state is permitted to enact and enforce laws relating to franchising that add to the provisions of federal law. In addition, franchising is increasingly being regulated by other nations.*

To allow franchisors to use the same document on a nationwide basis, a Uniform Franchise Offering Circular (UFOC) was developed and has since been amended by the Midwest Securities Commissioners Association and its successor, the North American Securities Administrators Association (NASAA).*

The FTC issued a franchise disclosure rule in 1978 allowing franchisors the option to use the UFOC in lieu of its document. For this reason, most franchisors now use the UFOC.*

Although the states have different disclosure requirements, in some cases a franchisor can use one UFOC nationwide by adopting state-specific language internally in the UFOC and addendums to the disclosure section and the franchise agreement. Nevertheless, some states have contradictory disclosure rules that result in the need for a state-specific UFOC.*

The FTC has defined what constitutes "franchise." In addition, each state that requires registration has its own definition of what is a "franchise" to determine whether it requires registration or regulation.*

Unlike securities laws, franchise-related statutes are not designed to be "blue sky" laws; instead, their purpose is to provide prospective franchisees with information that can help them determine whether they should purchase a particular franchise.*

*From: (The Legal and Business Aspects of Franchising. Mitchell J. Kassoff. Westchester County (N.Y.) Business Journal)

Private Label Brands (a proposed operation)
Tradeshow is a product development and consumer retail specialty company whose mandate is to develop proprietary and private label products that have mass appeal at popular price points. Initially, Tradeshow intends to market products that are readily available via the supply channels that it has used since the Company’s inception in December 03, 2003; the very same supply channels that management has developed over the past twenty years. Tradeshow intends to source products that it can affix “Sandstrom” labels to and distribute under the Sandstrom name, the brand name of the Company’s retail stores in Phoenix, AZ, to ensure better quality and higher profits for the Company.

Our philosophy is to sell products that are quality-manufactured to our specifications. To execute our planned strategy, we will engage the services of industry experts who can source and supply products that Tradeshow can market as “private label”, that is, products to which the Company can affix its own brand labels. The Company plans to utilize said “experts” to advise the Company about how to obtain the best combination of price and quality for the the proposed private label branded products. The Company is currently investigating and qualifying the manufacturing details for a number of private label products that it intends to sell in the coming months.

The Company believes that addition of private label brands is a direct way to improve product offerings and increase bottom line revenues. Management believes that many organizations with business plans that are similar to the Company’s disregarded this important and potentially profitable strategy of the merchandising and direct sell process. Management believes that private label merchandise offers greater pricing power, which can be diminished by lower sales margins typically available from highly popular and competitively priced products.

Tradeshow’s “ontv.com” e-Commerce website (a proposed operation)
The Company has acquired the uniform resource locator “www.ontv.com” and intends to launch an e-Commerce website in December 2005 (see news TSHO.PK November 08, 2005). The Company’s e-Commerce website will feature a mix of the small ticket consumer products that the Company sells at its trade show demonstrations and the products that the Company plans to feature in its land based retail operations. The launch of our e-Commerce website will allow the Company to target a younger customer base and to complement our marketing and branding initiatives in the aforementioned cities where the Company has attended trade shows, malls, fairs and exhibitions.

The Company intends to implement a broad array of scalable site management, search, customer interaction and distribution services systems that are intended to be used to display products, process customer orders and payments. These proposed services and systems use a combination of commercially available, licensed technologies which are being customized and integrated to provide the platform for the online store. The Company has entered into an agreement with a Vancouver based software developer whereby the Company obtains consulting, programming, service and support in respect of the development and hosting of its online stores.

Management believes that the breadth and depth of its proposed online store's product selection, together with the flexibility of the ecommerce model will enable the Company to develop a significant, additional sales and marketing channel that will benefit the Company’s overall retail strategy. Unlike store-based retail formats, the Company's online store is expected to provide it with significant flexibility with regard to the organization and presentation of product selection. To encourage purchases, management intends to feature exclusive online promotions, on a rotating basis, and to continually update merchandise recommendations. Management intends to actively create and maintain pages that are designed to highlight certain products and brands, including merchandising strategies that emphasize featured products, product bundling and special promotions.

Tradeshow’s online store is intended to provide convenient and useful services that enhance the shopping experience. The Company intends to strive to make its customers' experience informative, efficient and intuitive by constantly updating and improving its store format and features. The Company's online store intends to incorporate "point and click" options, supported by technical enhancements including easy-to-use search capabilities. These features are intended to make shopping at the store entertaining and informative and encourage purchases and repeat visits.

TRADESHOW’S MARKETING PLAN
The Company’s product categories include specialty household, beauty and fitness, home and garden, and electronics products. These products are generally small ticket items, have universal appeal, are innovative and are desired by the target audience. Price points for our products typically start in the $50 range. Tradeshow’s average target demographic is in the $50,000 - $100,000 annual income range.

Since our inception in 2003, Tradeshow has established a prominence in Western Canada, and a foothold in the US Pacific Northwest, California and Arizona, expanding its market reach via trade show demonstrations. In each of these markets, Tradeshow plans to market proprietary and private label products through the Company’s current and proposed sales channels. Tradeshow plans to source its own private label brands for distribution to improve product quality and to potentially generate higher profits for the Company.

Our marketing strategy is designed to help us to continue to establish our business in Western Canada, Washington State, California and Arizona,, and to help us grow our consulting and marketing initiatives through the participation of businesses, large and small, that are based in these regional markets.

Part of Tradeshow’s strategy is to manage low cost, effective sales organizations that can distribute product as efficiently as possible through the regional trade show marketplace. This will be accomplished through commission incentives to our marketing team. Sales demonstrators can also be used as a referral point of contact, thereby guiding new clients to the Company’s head office. Management will also promote the Company’s marketing services and direct sales expertise to large national firms, to aid them with their sales and marketing agendas at the trade show level.

In conjunction with our attendance at trade shows, malls and fairs, Tradeshow will increasingly employ the Internet to establish the Company’s brand and create greater awareness about its line of products and consulting services. Management’s objective is to grow the Company's market position and expand its customer base through superior merchandising, targeted marketing and strong relationships with leading manufacturers, distributors and suppliers. We plan to increasingly use the Internet in the development and expansion of the Company’s business operations. To this end,, when we plan to launch our ecommerce web site “www.ontv.com” in December of 2005.

When financially prudent, management intends to constantly expand brand name product offerings to create a brand driven destination for quality, unique products. Management believes that by offering a broader selection of private label, brand name products the Company may be better positioned to increase sales, encourage repeat purchases and expand its customer base.

Management will focus the Company’s branding campaign on selection, convenience, value, trust and service and brand products according to these features by employing targeted marketing, such as magazine ads, Internet mail and direct mail drops, Management will also seek to provide leading manufacturers and distributors with a powerful new distribution channel that is consistent with their brand identity via the direct sales channel at trade shows.

Tradeshow’s goal is to be the retailer of choice for leading manufacturers, distributors and suppliers. The Company strives to create, maintain and strengthen relationships with manufacturers and suppliers as it continues to increase the number of products that it offers. To this end, management continues to add new product categories, increase product selection, add new customers, promote repeat purchases and develop new sales opportunities. In addition, management continues to pursue new market opportunities by establishing strategic alliances via the acquisition of complementary businesses, products and technologies, in order to grow and strengthen their business.

Marketing Strategies
Management will continue to develop a targeted marketing and promotion strategy to build brand recognition in the US and Canada, increase customer traffic, promotion of new products, encourage repeat purchases and build strong customer loyalty. The Company's marketing and promotional activities target customer demographics that are more likely to buy product at tradeshow demonstrations. These strategies include both offline (advertising in traditional media) and online (Internet based) advertising.

Management intends to establish agreements for targeted banner advertisements with major Internet content and service providers for the promotion of trade show activities and the Company’s e-Commerce website. We also intend to optimize our e-Commerce website with the latest search engine optimization (SEO) strategies to ensure top keyword positioning in popular search engines.

Also known as pay for performance or search advertising, pay per click advertising enables advertisers’ adverts to appear on a search engine’s “results pages”. The position of the adverts is decided on a bidding system with advertisers paying more to be positioned at the top of the page. The higher the bid per key word, the higher the ranking the Company can get on a page, which allows users to view product from our site more frequently. Payment is then made at this rate every time someone clicks on the link in the advert, when it takes them through to the advertiser's website. In other words, you only pay if a person clicks on a link or banner and lands on your site.

Management plans to use direct marketing via the Internet to promote new client acquisitions, product demonstrations and sales. Management will strive to deliver meaningful offers to customers via e-mail. In addition, management intends to publish an opt-in online newsletter delivered by e-mail to subscribers in which will highlight new product developments, special promotions, sales items and product promotions.

Trade Show proposes to brand its name worldwide using an innovative email technique. Viral marketing describes any strategy that encourages individuals to pass on a marketing message to others, creating the potential for exponential growth in the message's exposure and influence. This strategy takes advantage of rapid multiplication to explode the message to thousands and possibly millions.

Tradeshow proposes to use affiliate partner marketing programs to attract traffic to its website. An affiliate is a person or entity that places a banner or text link on their site directing visitors to the Tradeshow website. As a visitor clicks-through, a cookie (a small text file containing the referring affiliate's identification number assigned by Tradeshow) will be placed on the visitor's browser. If the visitor purchases product or services from Tradeshow’s website, the ordering system and affiliate's software work together to attach the referring affiliate's identification number held in the cookie to the sale, and uses that information to credit the affiliate with the proper commission for the referral.

The Company employs offline advertising to promote both brand and specific merchandising opportunities. The Company's plan is to continue to utilize cost effective forms of traditional offline advertising, including magazine advertising and direct mail drops, to build brand recognition.

Editorial articles in magazines and news papers that cater to home, garden, boat and auto shows, state and county fairs, and annual exhibitions, can expose the Company to a wider audience. The Company plans to use print media for advertising in local communities where target demographics are appropriate and demand for the type of products that the Company sells is strong.

The Company plans to use targeted mail lists and direct mail drops to advertise its services and products.

Industry Overview
The direct sales industry in North America is big business. The latest available figures from the Direct Selling Association (DSA) show retail sales of more than $28 billion for the direct-selling industry in 2002. In 2000, 55 percent of American adults reported having, at some time, purchased goods or services via direct sales (DSA figures).

Nearly one-third of tradeshow attendees polled for a "Business Travel Survey" by eBrain Market Research say attending trade shows is more important now than before September 11, 2001. According to the survey, more than one-fourth of companies responding (26 percent) are currently looking for alternatives to reduce business travel, yet close to two-thirds (66 percent) are more likely to take a business trip if it includes a relevant tradeshow.

In fact, tradeshows rank higher in importance than all other business travel events except client prospecting. Fourteen percent of respondents plan to increase travel to tradeshows, while only 5 percent will increase travel to conferences. The study reinforces tradeshows as the most convenient way to accomplish multiple business goals - client meetings, company-wide meetings, exhibits - while reducing employer costs and minimizing employee business travel.

In 1984, the Federal Communication Commission removed certain regulations which limited television commercial time, thereby permitting the creation of long-form commercials (or "infomercials") as well as dedicated television shopping channels, which were quickly recognized as new outlets of distribution for both new and established consumer products. These new methods of marketing have afforded undercapitalized manufacturers of lesser-known products an inexpensive testing ground for new product introductions. These direct response channels of distribution have grown to over five (5) billion dollars in annual consumer sales.

Competitiive Business Conditions and Competitors
The direct sales market is new, rapidly evolving and intensely competitive. Management expects to face stiff competition in every product category. Barriers to entry are minimal and current and new competitors, who may have greater expertise and greater resources, can start competitive business operations at a relatively low cost.

Management potentially will compete with a variety of competitors, including the following:

a) Traditional retailers of proprietary and private label products for the home and office environments, who may compete with both an online and offline presence;
b) Manufacturers of proprietary and private label products for the home and office environments that decide to sell directly to end-customers, either through physical retail outlets or through an online store;
c) Other online retailers proprietary and private label products for the home and office environments, including online service providers that feature shopping services; and
d) The catalog, direct mail and multi-level marketing retailers of proprietary and private label products for the home and office environments.

There are two public companies that have built large and profitable companies in a market niche that is similar to Tradeshow’s . Tradeshow’s two leading competitors are Brookstone Inc. and Sharper Image.

Brookstone Inc. - Symbol - BKST: NASDAQ Brookstone, Inc. is a retailer that operates over 275 Brookstone brand stores nationwide and in Puerto Rico. Stores are typically located in high-traffic regional shopping malls, lifestyle centers and airports. The Company also operates three stores under the Gardeners Eden brand, and a Direct-Marketing business that consists of three catalog titles -- Brookstone, Hard-to-Find-Tools and Gardeners Eden.

Sharper Image - Symbol - SHRP: NASDAQ Sharper Image is a specialty retailer with over 180 Sharper Image specialty stores throughout the United States. The Company's principal selling channels include; stores, a monthly catalog and its primary Website, www.sharperimage.com. The Company also sells its products through its own online auction Website and an online Outlet store to help manage refurbished and close out inventory. The Company also has business-to-business sales teams for marketing its products for corporate incentive and reward programs.

Management believes that the following are the principal competitive factors in the Company's proposed market: brand recognition; selection; convenience; order delivery performance; customer service; site features, content; price and quality.

Many potential competitors can devote substantially more resources to business development than can the Company. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with other competitors.

Certain of the Company's competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than can the Company.

Given the fact that the Company has a limited operating history, many of the Company's competitors have significantly greater experience in the retail of proprietary and private label products for the home and office environments.

The Company's online competitors are particularly able to use the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies, such as price comparison programs that select specific titles from a variety of websites may direct customers to competitor sites.

Principal Suppliers
Tradeshow features over 150 products that it sources from a long list of suppliers and wholesalers. Trade Show does not rely solely on one supplier or wholesaler to source our products. Rather, the Company sources product from many different suppliers. Our strategy is to purchase our products from many different name brand suppliers who manufacturer or contract out the manufacture of their own products to ensure quality and a wide variety of product choice. Examples of suppliers and the product that we sell include:

a) Ontel Products: “As Seen On TV” products that include the Swivel Sweeper, Glass Wizard and AB Master;
b) American Direct (TriStar): product supplied includes the Lateral Thigh Trainer and Jack Lalanne’s Power Juicer;
c) Cava Industries: supplies the Cold Heat Soldering Tool and Smart Spin containers;
d) ITW Space Bags: supplies Space Bags for storage;
e) Orange Glow International: suppliers of cleaning products OxiClean, Orange Glo, and Kaboom, among others;
f) Overbreak: supplies toys that include Hover Disc, Hover Copter and Rainbow Art.

Tradeshow has a long history of selling products from these suppliers. Our objective is to continue to acquire products that are both contemporary and popular, via our network of wholesalers and exclusive distributors, and resell them at competitive prices with the intent to generate a profit.

The Company obtains its products from exclusive brand suppliers, and a network of distributors, manufacturers, brokers and wholesalers. Strong relationships with sales representatives are vital because these associations ensure that existing catalogues, supply and wholesale pricing can be obtained. Management's efforts are ongoing to expand the number of direct relationships with manufacturers, suppliers, brokers, distributors and wholesalers in all relevant product categories. Tradeshow is adept at negotiating discounts to ensure that margins required to run a successful business are in place.

Although we source and buy product from more than one supplier, we still rely on a finite number of suppliers to make the products that we sell available to us, at our request and on relatively short notice. As such, our supply chain is potentially subject to disruptions, which could cause a cessation in our business. Delays and disruptions due to supply problems could impair our ability to satisfy customers, generate revenue and conduct our business.

Moreover, we do not have exclusive rights for some of the products that we sell and so we face competition across all categories and are potentially vulnerable to supply shortages that could result there from. The inability to have sole distribution rights for certain products could potentially lead to supply shortages of the products that we sell and could impair our ability to satisfy our customers, generate revenue and conduct our business.

Tradeshow does not directly manufacture any of the products that the Company sells. Because we generate our revenue from the sales of goods via direct sell marketing, we do not need to purchase raw materials for the manufacture of the products we sell. As such, we depend on our suppliers to stock the products that we sell.

Customers
As a specialty product branding and retail company, Tradeshow does not depend on one or a few major customers to sustain or grow its business. Tradeshow sells products to a growing and diversified range of clientele. As such, Tradeshow is not sensitive to the loss of a few customers or any one specific customer; yet, the Company continually strives to establish strong customer relations and complete client satisfaction. As a part of its long-term business strategy, the Company plans to execute a comprehensive marketing and sales strategy so that it may continue to add to build its client base and grow revenues. (see “Marketing Strategy” above)

We acknowledge that our success is substantially dependent on the establishment of new customers and the growth of our customer base. Accordingly, we recognize that our ability to attract new customers will depend on a variety of factors, including the quality and affordability of the products and services we offer, as well as our ability to effectively market our products and services. If we fail to increase our customer base and generate repeat and expanded business from our current customers, our business and operating results would be seriously harmed.

Trademarks, Copyrights, Patents
All source materials on Tradeshow’s planned Internet e-Commerce website will be copyrighted content. Unauthorized use of the content found on Trade Show’s website is prohibited.

The Company recognizes that the legal protection afforded by a copyright or registered trademark is limited. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use our proprietary information. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could significantly harm our business and operating results.

Management is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, trademarks and other intellectual property issues. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that are intended to address these issues could create uncertainty in the Internet market place. This uncertainty could reduce demand for the Company's services or its cost of doing business may increase as a result of litigation costs or increased service delivery costs. (See additional “RISK” factors below)

Governmental Approval
At present, Tradeshow does not need to obtain governmental approval to market and sell products, including the Company’s plan to sell products at tradeshows, mall and over the Internet. Trade show marketing and sales, and e-Commerce and Internet retail is not a government regulated industry, but is subject to the laws and regulations generally applicable to businesses and directly applicable to offline and online commerce. Notably, Tradeshow promotes best practices and ethical business conduct in relation to the Company’s corporate culture and its day-to-day operations.

Tradeshow is not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally and directly applicable to businesses and online commerce. However, when the Company initiates sales via its e-Commerce Internet site, and as Internet use gains popularity, it is possible that a number of laws and regulations may be adopted with respect to the Internet, which may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of online commerce may prompt calls for more stringent consumer protection laws.

Management does not contemplate providing personal information regarding the Company's customers to third parties. However, the adoption of additional consumer protection laws could create uncertainty in Web usage and reduce the demand for the Company's products and services.

Management is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that are intended to address these issues could create uncertainty in the Internet market place. This uncertainty could reduce demand for the Company's services or its cost of doing business may increase as a result of litigation costs or increased service delivery costs.

In addition, because the Company's services are intended to be made available over the Internet in multiple states and foreign countries, other jurisdictions may claim that the Company is required to qualify to do business in that state or foreign country. The Company's failure to qualify in a jurisdiction where it is required to do so could subject it to taxes and penalties. It could also hamper the Company's ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the business could have a material adverse effect on the business, results of operations and financial condition.

Business Development Costs
Management intends to recoup business development costs over the normal course of future business activity.

Compliance with Environmental Laws
Tradeshow is not impacted by the costs and effects of compliance with environmental laws, other than the laws and regulations generally applicable to businesses. Tradeshow operates with a high level of respect for and promotes the protection of the environment, and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

Employees
We do not expect significant changes in the number of people we employ over the next twelve months. The Company currently has 4 full-time employees who work in the Company’s two retail stores in Phoneix, Arizona, and 3 full-time consultants on staff. The Company plans to hire additional staff, on an as needed basis, in the event that the Company acquires additional corporate owned retail stores. However, in the event that we do not acquire additional corporate stores, then we will not be hiring additional employees.The Company plans to hire individuals on a consultancy basis to oversee the Company’s Sandstrom franchise operations, on an as needed basis, provided the level of sales of franchises warrants the hire of consultants. Franchisees will be responsible for the hire of their own sales staff.

Item ? Reports to Security Holders
We are not currently required to deliver an annual report to security holders. None will be provided until such time as one is required.

The Company has not previously filed reports with the Securities and Exchange Commission, nor with any other securities regulator.

Copies of this, and all future reporting materials filed with the SEC may be obtained at the SEC's Public at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company intends to be an electronic filer and as such, all items filed by the Company are available through an Internet site maintained by the SEC which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. The contents of these are not incorporated into this filing. Further, the Company's references to the URLs for these are intended to be inactive textual references only.
RISKS

The Company has a limited operating history upon which to base an evaluation of the business and prospects. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets, including online commerce. As a result of our limited operating history, it is difficult to accurately forecast net sales and management has limited historical financial data upon which to base planned operating expenses. Management based our current and future expense levels on operating plans and estimates of future net sales. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders received, which is uncertain. As a result, management may be unable to adjust its spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause potential losses from operations for a given period to be greater than expected.

THERE IS A POSSIBILITY THAT FUTURE LOSSES AND NEGATIVE CASH FLOW MAY OCCUR, WHICH MAY LIMIT OR DELAY THE ABILITY TO BECOME PROFITABLE. Since incorporation, the Company has expended resources on technology, website development, hiring of personnel and startup costs. Because the Company expects to incur additional costs and expenses related to: brand development, marketing and other promotional activities; the expansion of fulfillment operations, which includes supply procurement, order receipt, packaging and shipment; the continued development of the website, systems and staff; the expansion of product offerings and website content; and development of relationships with strategic business partners. The Company's ability to be profitable depends on its ability to generate sufficient net sales while maintaining reasonable expense levels. The Company cannot be certain that it will be able to sustain net sales at the level required to achieve profitability on a quarterly or annual basis in the future.

FLUCTUATIONS IN NET SALES CAN CAUSE QUARTERLY RESULTS TO FLUCTUATE AND COULD CAUSE ANNUAL RESULTS TO BE BELOW EXPECTATIONS. A number of factors will cause gross margins to fluctuate in future periods, including the combinations of products sold, marketing and supply decisions, inbound and outbound shipping and handling costs, the level of product returns and the level of discount pricing and promotional coupon usage. Any change in one or more of these factors could reduce gross margins in future periods. Management expects to experience fluctuations in net sales that will cause quarterly fluctuations in operating results. Due to the fact that the Company has a limited operating history, it is always difficult to predict the future sales patterns. If net sales are below expectations during any given quarter, annual operating results could be below the expectations of securities analysts and investors. In the event this occurs, the trading price of the common stock may decline significantly.

INABILITY TO OBTAIN SUFFICIENT QUANTITIES OF KEY PRODUCTS, NET SALES COULD DECREASE. If the Company is not able to offer its customers a sufficient supply and selection of products in a timely manner, it could lose customers and net sales could be below expectations. Success depends on the ability to purchase products in sufficient quantities at competitive prices. As is common in the industry, the Company expects not to have long-term or exclusive arrangements with any manufacturer, distributor or broker that guarantee the availability of products for resale. From time to time, the Company may have trouble obtaining sufficient allocations of key products. In addition, key suppliers may have established and may expand their own retailing efforts, which may impact the ability to get sufficient product allocations from suppliers. Therefore, there is no predictable or guaranteed supply of products.

OUR ABILITY TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS. The tradeshow industry is new, rapidly evolving and intensely competitive. Management expects competition to intensify in the future because barriers to entry are low, and current and new competitors can enter the market at a relatively low cost and with little difficulty. Increased competition is likely to result in price pressure, reduced gross margins and loss of market share, any of which could seriously harm net sales and operating results. The Company potentially competes with a variety of other companies, including: traditional retailers, which may compete with both an online and offline presence

Many of the competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than does the Company. Many of these current and potential competitors can devote substantially more resources to marketing, merchandising and systems development than can the Company. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with our competitors.

INABILITY TO BUILD AWARENESS OF THE TRADESHOW MARKETING COMPANY LTD.’S BRAND MAY PROHIBIT THE COMPANY FROM COMPETING EFFECTIVELY AGAINST COMPETITORS WHO HAVE GREATER NAME RECOGNITION AND SALES COULD BE ADVERSELY AFFECTED. If the Company is unable to economically achieve or promote and maintain its brand, its business, results of operations and financial condition could suffer. Management believes that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of our brand will depend largely on the Company's success in increasing its customer base. If the leading brands do not perceive the Company as an effective marketing and sales channel for their merchandise, or consumers do not perceive the Company as offering a desirable way to purchase merchandise, the Company may be unsuccessful in promoting and maintaining its brand. Furthermore, in order to attract and retain customers and to promote and maintain its brand in response to competitive pressures, management plans to gradually increase the Company's marketing and advertising budgets and otherwise to increase substantially its financial commitment to creating and maintaining brand loyalty among vendors and consumers. See “Marketing Strategy".

INTELLECTUAL PROPERTY CLAIMS AGAINST THE COMPANY CAN BE COSTLY AND COULD IMPAIR BUSINESS. Other parties may assert infringement or unfair competition claims against the Company in the event the Company unintentionally sells a product that is a “knock off” (an unauthorized copy or imitation of a product) or manufactures a private label product, and unintentionally infringes on the intellectual property of another company, organization or individual. Management cannot predict whether they will do so, or whether any future assertions or prosecutions will harm the business. If the Company is forced to defend against any infringement claims, whether they are with or without merit or are determined in the Company's favor, then the Company may face costly litigation, diversion of technical and management personnel, or product shipment delays. Further, the outcome of a dispute may be that management would need to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to management, or may just be unavailable.

IF THE PROTECTION OF PROPOSED TRADEMARKS AND PROPRIETARY RIGHTS IS INADEQUATE, BRAND AND REPUTATION COULD BE IMPAIRED AND CUSTOMERS COULD BE LOST. The Company intends to take steps to protect proprietary rights, which steps may be inadequate. Management regards copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success. The Company intends to rely heavily on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect proprietary rights. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company intends to sell its products and services online. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, the Company may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of intended trademarks and other proprietary rights.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL, OR A FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE, COULD DISRUPT OPERATIONS AND RESULT IN LOSS OF NET SALES. The Company's future performance will depend on the continued services of its management and key personnel and the ability to attract additional management and key personnel. The loss of the services of one or more of the key personnel could seriously interrupt business. Management depends on the continued services and performance of the senior management and other key personnel. The future success also depends upon the continued service of the executive officers and other key sales, marketing and support personnel.

OUR DEPENDENCE ON INCREASING USE OF THE INTERNET AND ON THE GROWTH OF ONLINE COMMERCE. The Company's future revenues substantially depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet and online commerce is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt, and/or continue to use, the Internet and online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products.

In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

The Company's business, financial condition and results of operations would be seriously harmed if: use of the Internet and other online services does not continue to increase or increases more slowly than expected; the infrastructure for the Internet and the Company’s systems infrastructure does not effectively support expansion that may occur; the Internet and other online services do continue to be a viable commercial marketplace; or traffic to the website decreases or fails to increase as expected or if management spends more than was expected to attract visitors to the website.

REQUIREMENTS TO CHANGE THE MANNER IN WHICH THE COMPANY CONDUCTS BUSINESS IF GOVERNMENT REGULATION INCREASES. The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which the Company proposes to conduct its business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on the Company. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress has enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws regulating the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, and taxation apply to the Internet.

In order to comply with new laws regulating online commerce, the Company may need to modify the manner in which it proposes to do business, which may result in additional expenses. For instance, new laws may require that the Company modify or change the way it represents and/or advertises products on its eCommerce web site to comply with the applicable new laws. The Company may need to spend time and money revising the process by which it intends to fulfill customer orders to ensure that each shipment complies with the applicable new laws. The Company may need to hire additional personnel to monitor compliance with the applicable new laws. The Company may also need to modify its software to further protect customers' personal information

LIABILITY FOR THE INTERNET CONTENT THAT IS PUBLISHED. As a publisher of online content, the Company faces potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that it publishes or distributes. If the Company faces liability, then its reputation and its business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online companies. In addition, the Company could be exposed to liability with respect to the unauthorized duplication of content. Although the Company intends to carry general liability insurance, such insurance may not cover claims of these types. The Company cannot be certain that it will be able to obtain insurance to cover the claims on reasonable terms or that it will be adequate to indemnify the management or the Company for all liability that may be imposed. Any imposition of liability that is not covered by our insurance or is in excess of insurance coverage could harm the business. in the event the Company unintentionally uses a registered name or other copyrighted or trademarked material, such as the unauthorized or unintentional duplication of content.

INABILITY TO MEET FUTURE CAPITAL REQUIREMENTS. The Company cannot be certain that additional financing will be available on favorable terms when required, or at all. If the Company raises additional funds through the issuance of equity, equity-related or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of the common stock and those stockholders may experience additional dilution. Management currently anticipates that the private financing done to date, together with expected revenues, will be sufficient to meet anticipated needs for working capital and capital expenditures through at least the next 12 months. After that, the Company may need to raise additional funds.

THE COMMON STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL STOCKHOLDERS. The market price for the Company's common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company's control: actual or anticipated variations in the quarterly operating results; announcements of technological innovations or new products or services by the Company or its competitors; changes in financial estimates by securities analysts; conditions or trends in the Internet and/or online commerce industries; changes in the economic performance and/or market valuations of other online commerce or retail companies; announcements by management or competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; additions or departures of key personnel; and potential litigation.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Company's common stock.

DUE TO STOCK PRICE VOLATILITY, THE COMPANY COULD FACE A SECURITIES CLASS ACTION LAWSUIT. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If the Company was sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would cause the stock price to fall.

WE HAVE ADOPTED A NUMBER OF ANTI-TAKEOVER MEASURES THAT MAY DEPRESS THE PRICE OF OUR COMMON STOCK. Some provisions of our articles of incorporation and bylaws could make it more difficult for a third party to make an unsolicited takeover attempt of our Company. These anti-takeover measures may depress the price of our common stock by making it more difficult for third parties to acquire us by offering to purchase shares of our stock at a premium to its market price.

THE DECISION TO PAY DIVIDENDS, IF ANY, WILL BE AT THE DISCRETION OF THE COMPANY’S BOARD OF DIRECTORS. YOU MAY HAVE TO LOOK TO PRICE APPRECIATION ALONE FOR ANY RETURN ON YOUR INVESTMENT. Some investors favor companies that pay dividends, particularly in general downturns in the stock market. We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth, and we have no immediate plans at this time to pay a dividend. Because we may not pay dividends, your return on this investment likely depends on your selling our stock at a profit.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. We are currently not exposed to any significant financial market risks from changes in foreign currency exchange rates or changes in interest rates and do not use derivative financial instruments. All of our revenue and capital spending is transacted in U.S. and Canadian dollars. However, in the future, we may enter into transactions in other currencies. An adverse change in exchange rates would result in a decline in income before taxes, assuming that each exchange rate would change in the same direction relative to the U.S. and Canadian dollars. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or foreign currency sales price as competitors' products become more or less attractive.

SHARES OF OUR COMMON STOCK MAY BE "PENNY STOCKS”. RISKS ASSOCIATED WITH PENNY STOCK CLASSIFICATION: The Company’s stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Nature of Business
The Tradeshow Marketing Company (“Tradeshow”) was incorporated on December 03, 2004.  Over the past twenty years, Tradeshow’s management team and demonstration professionals have worked in the direct sales industry marketing a variety of products directly to consumers at trade shows, malls (kiosks), fairs and exhibitions throughout Canada and the United States. The Company’s product categories include specialty household, beauty and fitness, home and garden and electronics products. The products we retail are generally small ticket items, are innovative, and desired by the target audience. Price points for our products typically start in the $50 range and our target demographic is in the $50,000 - $100,000 annual income range.

Measures Tradeshow has taken to build infrastructure
To date, Tradeshow has sold product at a number of venues that includes trade shows, malls (kiosks) fairs, exhibitions in the following cities: Canada: Vancouver, Abbotsford, Victoria, Nanaimo (includes mall kiosks), Calgary, Edmonton, Regina, Saskatoon, Winnipeg, Toronto (every second year); United States: Puyallup, WA, Tacoma, WA, Pomona, CA.

On August 31, 2005, Tradeshow acquired the assets and leases of two retail stores in the Arrowhead and Paradise Valley Malls in Phoenix, Arizona. Following the acquisition, the Company changed the name of the two stores to “Sandstrom”. The Company’s Sandstrom stores feature a unique and diverse mix of innovative consumer products, which includes the same merchandise that the Company demonstrates and sells at tradeshow venues.

Acquisition of productive assets
The acquisition of the two retail stores was an acquisition of productive assets, as the Company purchased the assets of, and assumed the leases for, both retail businesses. The Company also bought the rights to the “As Seen On TV” trade name of the stores, but has decided to use the name Sandstrom” instead. The Company acquired $35,000 dollars of stock and equipment in the acquisition. The assets acquired included an inventory of “as seen on TV” like products valued at the time of the transaction at $25,000 (based on the products wholesale prices; the retail value is approximately double that figure), and store fixtures, such as shelving, displays casing video surveillance equipment, computers, a cash register and a credit card machine, the value of which was deemed to be $10,000.

Currently, each store is fully operational and is open for business during regular mall hours. Both stores are staffed (2 full-time employees per store) There are four full-time employees; two employees per each store.

The approximate square footage of each store is 530 sq feet.

The lease for the Arrowhead store is $3,458.86 monthly.

The lease for the Paradise Valley store is $3,949.69 monthly.

Tradeshow assumed the leases for both store locations. The Arrowhead Mall lease expires Dec 2007 (in the Company’s 2007 fiscal year) and Paradise Valley Mall lease expires Dec 2009 (in the Company’s 2009 fiscal year).

Operations for the Next Twelve Months
The acquisition of the two mall-based stores in Phoenix, AZ, may bolster the Company’s potential ability to generate revenue, as the acquisition shares synergies with Tradeshow’s overall business model and revenue objectives; and (2) each store location is a turnkey operation in trafficked malls that are open seven days a week. In addition, the Company changed the name of the stores, with the intention to (1) reflect a change in ownership and management; (2) to establish the “Sandstrom” name as a recognizable retail destination and a proprietary private label brand; and (3) to establish a platform from which to launch its franchise concept.

Sandstrom Corporate Stores and the Sandstrom Franchise model
The acquisition of the two Sandstrom stores in Phoenix, AZ, marks the beginning of Tradeshow’s plan to (1) operate corporate stores and (2) to offer a franchised retail business on a “stand-alone” basis or as a bundle of franchised stores that are exclusive to a specific region or territory. The Company’s two Sandstrom stores will serve as the model for its franchise retail offering The Company plans to sell the franchise rights to 50 stores in calendar 2006 and up to 100 in calendar 2007. Targeted locations include malls and high-visibility, high-trafficked street addresses. Overall, management believes there is a potential for up to 300 corporate owned and franchised stores in the United States. Management anticipates that they will bundle and offer the rights to multiple store franchises based on territorial exclusivity and competitive pricing.

To implement our franchise concept and strategy, we engaged Norm Friend, a franchising expert, to create an area franchising development strategy for the Company’s Sandstrom stores. Mr. Friend has written several books on franchising and wrote the Company’s manuals for franchise offerings. The manuals and the franchise plan were completed and submitted to the Company November 3, 2005.

For a copy of Tradeshow’s Franchising Agreement see Exhibit 10.1

Since the start of the fiscal 2004 year, on June 01, 2004, the Company’s principals have attended trade shows in the following cities: Canada: Vancouver, Abbotsford, Victoria, Nanaimo, Calgary, Edmonton, Regina, Saskatoon, Winnipeg, Toronto (every second year); United States: Puyallup, WA, Tacoma, WA, Pomona, CA.

Examples of products sold to generate revenue at these shows included:

a) Ontel Products: “as seen on TV” products that include the Swivel Sweeper, Glass Wizard and AB Master;
b) American Direct (TriStar): product supplied includes the Lateral Thigh Trainer and Jack Lalanne’s Power Juicer;
c) Cava Industries: supplies the Cold Heat Soldering Tool and Smart Spin containers;
d) ITW Space Bags: supplies Space Bags for storage;
e) Orange Glow International: suppliers of cleaning products OxiClean, Orange Glo, and Kaboom, among others;
f) Overbreak: supplies toys that include Hover Disc, Hover Copter and Rainbow Art.

Over the next twelve months, the Company will continue to introduce and sell a diverse mix of innovative merchandise directly to consumers via tradeshows, malls (kiosks), fairs, exhibitions. Tradeshow will also sell the same merchandise as part of its offerings in its two new mall-based stores.

In addition, the Company is currently developing an e-commerce website so that it may offer the latest products to consumers online, promote the Company’s sales channels, and increase its marketing reach. The Company’s e-commerce website is slated for completion and is expected to be operational in December 2005. The e-commerce website will feature the same products that the Company demonstrates at trade shows and in its mall-based retail stores.

The Company has sufficient cash on hand to finance operations for the next twelve months. Management anticipates that it may raise additional capital, ad hoc, from individuals who are keen to invest in the Company. Management will use any funds raised to execute and fulfill the business objectives as outlined above, namely, for franchise development and expansion, for the possible addition of corporate stores, and for the further development of the Company’s e-commerce website.

The combination of existing cash, expected revenues and possible debt and/or equity financing, is intended to provide the Company with sufficient operating capital for twelve months, approximately from December 3, 2005, to December 3, 2006, a period that includes a part of fiscal 2005 and a part of fiscal 2006 (the fiscal year end is May 31). In the event that management does raise additional capital, it will do so through the issuance of additional financings via private placements and/or related party advances. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution for our stockholders. There can be no assurance that additional funding will be available on favorable terms. If adequate funds are not available within the next twelve months, we may be required to further curtail or suspend operations. In the alternative, we may seek funding through arrangements with collaborative partners or others that may require us to relinquish rights that we would not otherwise relinquish.

Revenues
From the Company’s inception on December 03, 2003 until May 31, 2004, the Company did not generate revenue. The Company began to generate revenue from operations during its 2004 fiscal year, which commenced June 01, 2004 and ended May 31, 2005,

For the approximate 6 months from December 03, 2003, to May 31, 2004, and in our 2004 fiscal year, we recognized losses from operations. The following discussion is based on our consolidated financial statements:
We did not generate any revenue from operations for the twelve-month periods ended May 31, 2004. For the twelve months ended May 31, 2005, we generated revenue of $33,801 and reported an operating loss of $58,941 compared to $24,158 for the same twelve month period in 2004.

Net loss from operations for the twelve months ended May 31, 2004, was $24,158. Net loss from operation for the twelve months ended May 31, 2005, was $58,941. The increase in operating loss of $57,306 between the fiscal years ended in 2005 and 2004 was due to increased general and administrative expenses of $39,636 and increased legal, accounting, and consulting expenses of $22,496. For the twelve month period that ended May 31, 2005, officer compensation decreased by $4,826, from $5,100 in 2004 to $274 in 2005. As a measure to conserve cash, the Company chose to increase the payment to executives in stock and to decrease the payment in cash.

As at May 31, 2004, we had $66,115 in cash. On May 31, 2005, we had $86,876 in cash, representing a year over year increase of $20,761. At May 31, 2004, we had total current assets of $68,131 and total current liabilities were nil. At May 31, 2004, total current assets exceeded total current liabilities by $68,131. At May 31, 2005, we had total current assets of $92,930 and total current liabilities of $18,687, with total current assets exceeding total current liabilities by $72,243. The increase in current liabilities for the twelve-month period ended May 31, 2005, was due to accounts payable of $18,687.

On May 31, 2004, net cash totaled $66,115. As at May 31, 2005, net cash totaled $26,335, representing a year over year decrease of $39,780. Cash received from financing for the fiscal year ended May 31, 2004, was $89,264. For the fiscal year, which ended on May 31, 2005, cash received from financing was $90,223. Cash utilized in operations for the fiscal year that ended on May 31, 2004 was $20,159. Cash utilized in operations for the fiscal year, which ended on May 31, 2005, was $39,143, an increase of $18,984, which was primarily due to increases in accounts payable. As at May 31, 2005, the Company had an ending cash balance of $92,450.

Capital Structure, Compensation and Financings
On May 31, 2005, the Company had approximately 16,751,963 shares outstanding. To date, our principal capital resources have been acquired through a combination of short-term debt and the issuance of capital stock.

At the Company’s inception December 03, 2003, 51,000,000 million shares were issued to the Company founder, of which 51,000,000 shares were issued to Mr. Bruce Kirk, for a total investment of $5,100. After May 31, 2004, Bruce Kirk returned 41,000,000 shares, which the Company cancelled, leaving the founder, Bruce Kirk, with 10,000,000 shares in total. During the period from inception to May 31, 2004, the Company received two stock subscriptions in a private placement for $89,264.

During the fiscal year ended May 31, 2005, the Company sold 5,300,000 shares at a price of $0.001 per share under a Regulation D 504 offering and raised $5,300. These funds were used to pay legal fees.

During the fiscal year ended May 31, 2005, the Company issued 273,592 shares at a price of $0.001 per share for officer services valued at $274, as per the following table:

Name of Officer:	Number of shares:
Marion Huff	50,000
Peggie-Ann Kirk	100,000
Hashem Sharifi	35,000
Norm Friend (Franchise 101 Inc.)	38,592
Luniel De Beer	50,000
TOTAL:	273,592

The Company also issued 431,671 shares to consultants for services valued at $432. These prices were agreed upon at inception for payment of the various services rendered. These prices were agreed upon at inception for payment of the consulting and director services rendered. Because there is no liquid market for the stock issued to its consultants and officers, the Company has agreed to value the shares at a price of $0.001 per share.

Name of Consultant:	Number of shares:
Kita-Kaine Investment Holdings Inc.	431,671

To date, executives have been compensated with stock and the Company has not paid cash to executives as compensation. Individuals who act in a consulting capacity to the Company, who are also executives to the Company, have been compensated for other work performed for the Company beyond the scope of executive service and obligation. Accordingly, Peggie-Ann Kirk was paid $500 Cdn per month starting January, 01, 2004 to end May 01, 2005, and $1000 Cdn per month starting June 01, 2005, until present, as compensation for bookkeeping and accounting services, but not for services as an executive. Bruce Kirk was paid $2000 Cdn per month starting December 01, 2003 for management services and demonstration work at tradeshows. (Payment to Mr. Kirk stopped December 1st, 2005). These are the only Company executives to receive compensation for consultancy services.

In future periods, the Company may elect to use cash to compensate executives and that may have a negative affect on the Company’s liquidity. As a measure to conserve cash, the Company compensates executives with stock and does not use cash as compensation. Currently there are no plans to make any changes to officer compensation.

During the fiscal year ended May 31, 2005, the Company completed the private placement began in the previous fiscal year and sold additional shares through additional private placements. Total shares issued, including those of the previous year, were 746,700. All shares were sold at a price of $0.15 per share for a total of $112,005.

Name of Shareholder:	Number of shares:
Anthony Birkin	80,000
Kita-Kaine Investment Holdings Inc. Beneficiary: John Kirk	666,700

The Company issued the following notes payable: (1) Installment note on vehicle, payments of $537.95/ month for 60 months at an annual interest rate at 7.39% for $21,502; (2) Demand note from shareholder currently non-interest bearing for $15,000.

Leases
The Company leases office space of 2,200 square feet on a month-to-month basis.

Phoenix, Arizona Stores: The lease for the Arrowhead store is $3,458.86 monthly. The lease for the Paradise Valley store is $3,949.69 monthly. Tradeshow assumed the leases for both store locations. The Arrowhead Mall lease expires Dec 2007 (in the Company’s 2007 fiscal year) and Paradise Valley Mall lease expires Dec 2009 (in the Company’s 2009 fiscal year).

The Company has no other contingencies. Basis of Presentation
These notes are based on the accompanying financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Actual results could differ from those estimates. The estimates and critical accounting policies that are most important in fully understanding and evaluating our financial statements and results of operations are discussed below.

We are currently recognizing revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition in Financial Statements." Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility is reasonably assured.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has sustained a loss in the periods ended May 31, 2005 and May 31, 2004. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Management will continue to seek funding, primarily on an ad hoc basis, from its shareholders and other qualified investors to pursue its business plan of purchasing retail stores.

Our independent auditors have issued a going concern opinion on our consolidated financial statements that raises substantial doubt about our ability to continue as a going concern.

We have not been profitable and have experienced negative cash flow from our operations due to our on-going investment in development efforts and expenditures to build the appropriate infrastructure to support our growth. Consequently, we have been dependent on private placements of equity to fund cash requirements.

ITEM 3.  DESCRIPTION OF PROPERTY.

Tradeshow Marketing Company, Ltd.’s head office is located at 11359, 162nd Street, Surrey, BC, Canada, V4N 4P5, where the Company leases 2200 square feet of office space. The Company believes its existing facilities will be adequate to meet its anticipated needs for the foreseeable future.

Tradeshow recently acquired the assets and leases of two retail stores in Phoenix, Arizona called “As Seen On TV” (see news TSHO.PK August 31, 2005). The Company has changed the name of the stores to Sandstrom. The leases for the two Phoenix Stores are as follows: The lease for the Arrowhead store is $3,458.86 monthly. The lease for the Paradise Valley store is $3,949.69 monthly. Tradeshow assumed the leases for both store locations. The Arrowhead Mall lease expires Dec 2007 (in the Company’s 2007 fiscal year) and Paradise Valley Mall lease expires Dec 2009 (in the Company’s 2009 fiscal year).

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock:

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Bruce Kirk 72 Strickland St. Nanaimo, BC V9R 4R9	10,000,000	59.69%
Common	Kita-Kaine Investment Holdings Inc. 20789-38A Avenue Langley, B.C. V3A 2V3 Canada Beneficiary: Mr. John Kirk[1] Mr. John Kirk is the adult son of Mr. Bruce Kirk	1,000,000	5.97%

(b) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each director and executive officer of the Company.

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Bruce Kirk 72 Strickland St. Nanaimo, BC V9R 4R9	10,000,000	59.69%

________________________
1 Mr. John Kirk is the adult son of Mr. Bruce Kirk

Common	Marion Huff[2] 72 Strickland St. Nanaimo, BC V9R 4R9	50,000	0.30%
Common	Peggie-Ann Kirk 1002 - 5805 Balsam Street Vancouver, B.C. V6M 4B8	100,000	0.60%
Common	Brent Gushowaty 1002 - 5805 Balsam Street Vancouver, B.C. V6M 4B8	nil	nil
Common	Norm Friend (Franchise 101 Inc.) 425 Southborough Drive West Vancouver, B.C. V7S 1M3	38,592	0.23%
Common	Hashem Sharifi As Seen on TV Store ,Hawaii 1050 Ala Moana Blvd.,Honolulu, HI 96814	35,000	0.21%
Common	Luniel De Beer648 237th PL SE Sammamish, WA 98074-3632, USA	50,000	0.30%

1 Mr. John Kirk is the adult son of Mr. Bruce Kirk
2 Ms. Marion Huff is the common-law spouse of Mr. Bruce Kirk

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Mr. Kirk allocates all opportunities to the Company.

The Company's directors and executive officers are as follows:

Mr. Bruce Kirk (President & CEO) Age: 61
Mr. Kirk has acted as the President of the Company since its inception in December 03, 2003. Prior to this, he was a partner in Kirk-Huff Marketing, the unincorporated precursor of the Company. Mr. Kirk has been in private business and direct sales for more than 35 years. His experience includes owning his own real estate sales firm, a direct sales and distribution company, and for the last twenty years demonstration sales at home shows and trade shows. Mr. Kirk studied and received his undergraduate in Psychology from the University of British Columbia.

Mr. Kirk offers full-time services to the Company.

Ms Marion Huff (COO) Age: 50
Ms. Huff has acted as the COO of the Company since its inception in December 03, 2003. Prior to this, she was a partner in Kirk-Huff Marketing, the unincorporated precursor of the Company. Ms. Huff has an extensive background of team building, consulting and training. After completing her BSC in Home Economics and studies in Sociology and Psychology at the University of Alberta, Ms. Huff worked with the Government of Alberta in youth and childcare programs, training, supervising and motivating staff. Later Marion worked with other Alberta based companies in human resource capacities responsible for hiring, supervision, scheduling and overseeing. For the past fifteen years Ms. Huff has been working in the direct sales industry as a professional sales demonstrator, staff recruiter, trainer and motivator.

____________________________
2 Ms. Marion Huff is the common-law spouse of Mr. Bruce Kirk

Ms. Huff offers full-time services to the Company.

Ms Peggie-Ann Kirk3   (CFO) Age: 59
Ms. Huff has acted as the CFO of the Company since its inception in December 03, 2003. She has also operated her own accounting services company for the previous 25 years. Ms. Kirk has been in the accounting field for 27 years. Ms. Kirk has a Bachelor of Arts degree from Simon Fraser University, a Bachelor of Education degree from the University of New Brunswick and has done graduate work at McGill University. Ms. Kirk worked as a municipal clerk-treasurer and has been self-employed as an accountant for over 25 years.

Ms. Kirk offers part-time services to the Company.

Mr. Brent Gushowaty4 (Director of Marketing & Communications) Age: 55
Mr. Gushowaty has acted as a Director of the Company since its inception in December 03, 2003. He has also operated his own website development and marketing company for the previous 5 years. Brent Gushowaty has been involved in sales, marketing, distribution and business development in both offline and online environments for the past twenty years. His Internet marketing experience dates from 1996. He has worked on behalf of numerous companies in fields that include digital print media, wholesale grocery, business forms and online software brokerage. Brent was Marketing Chair of The International Internet Marketing Association (IIMA) from 1992-1994 and was a founding board member of the Canadian section of the Software Information Industries Association. He launched Align Marketing Strategies in the spring of 2003 and consults in the area of Internet marketing. Brent's educational background includes a Bachelor of Arts in Philosophy (University of Winnipeg) and a certificate in Internet Marketing (University of British Columbia 1999).

Mr. Gushowaty offers part-time services to the Company.

Mr. Norm Friend (Head of International Franchise Development) Age: 49
Norm Friend is widely recognized as an expert in expansion strategies, franchise development and franchisee recruitment with over 20 years experience in all aspects of franchising. Friend is co-author of the two best-selling franchise books -- "The Complete Canadian Franchise Guide" (hard cover), and "So You Want to Buy a Franchise". He also wrote the original text for the Canadian Franchise Association's publication "Investigate Before You Invest". He has contributed numerous articles on franchising and business to various publications, been interviewed extensively by the media and presented numerous seminars and keynote talks to business organizations, universities, colleges, professional associations and financial institutions throughout North America.

Mr. Friend offers part-time services to the Company.
_______________________
3  Peggie-Ann Kirk is the sister of Mr. Bruce Kirk
4  Brent Gushowaty is the husband of Peggie-Ann Kirk

Luniel de Beer (CTO) Age: 28
Luniel de Beer has been architecting technology solutions for over 17 years, with software development and product management experience in several countries including South Africa, Taiwan, and the USA. He has focused his career on solving technology solutions through the creative streamlining of operations and process flow, the cross-training and cross-utilization of existing corporate resources, and finally the innovative integration of state-of-the-art technology. Luniel's most recent enterprise architecting experience has been on a high-profile E-Commerce solution where he streamlined corporate operations, defined partner requirements, owned customer relations, and managed the design and implementation of new process- and software solutions, both internal and external.

Mr. De Beer offers part-time services to the Company.

Hashem Sharifi (Director) Age: 54
Mr. Sharifi presently owns and operates a very lucrative ``As Seen On TV'' store in Honolulu, Hawaii. He also wholesales products to major local department stores and is present at large tradeshows and retail events throughout the Islands. Hashem received an M.A. degree in business from Marywood University in Scranton, Penn. From 1984-1990, Hashem worked with a company in Boston, Mass. He was responsible for both wholesale and retail in home shows and exhibitions. Hashem formed his own company, Pioneer Promotions, in 1990 based out of Seattle, Wash. Mr. Sharifi eventually moved his headquarters to Hawaii, where he presently resides.

Mr. Sharifi offers part-time services to the Company.

INVOLVEMENT IN CERTAIN MATERIAL LEGAL PROCEEDINGS DURING THE PAST FIVE YEARS
(1)	No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations or is subject to any pending criminal proceeding.
(2)
No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3)
No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4)	No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

ITEM 6.  EXECUTIVE COMPENSATION.

Currently, officers and directors of the Company do not require more than forty hours per month to adequately manage the affairs of the Company. Time per week spent on business:

Mr. Bruce Kirk (President & CEO spends forty hours or less per month to adequately manage the affairs of the Company.

Ms Marion Huff (COO) spends forty hours or less per month to adequately manage the affairs of the Company.

Ms Peggie-Ann Kirk (CFO) spends forty hours or less per month to adequately manage the affairs of the Company.

Mr. Brent Gushowaty (Director of Marketing & Communications) spends forty hours or less per month to adequately manage the affairs of the Company.

Mr. Norm Friend (Head of International Franchise Development) spends forty hours or less per month to adequately manage the affairs of the Company.

Luniel de Beer (CTO) spends forty hours or less per month to adequately manage the affairs of the Company.

Hashem Sharifi (Director) spends forty hours or less per month to adequately manage the affairs of the Company.

The following details the compensation agreement Tradeshow Marketing has in place for officers and directors for their management and consulting services as outlined in the Company’s “Engagement Agreement”:

Compensation for officers and directors
Director’s fee: For all services rendered by the Director under this Agreement, the Company shall pay the Director a one-time base fee of 35,000 shares issued from treasury of the Company; (2) Incentives/Bonuses: In addition to the fee set forth above, the Director shall be compensated from time to time for the raising of capital for the Company, the introduction of private placees to the Company, or any such other event that encourages investment in and/or improves the operability of the Company; and (3) Expenses Reimbursement: The Company will reimburse the Director for the costs of all travel to meetings where attendance has been specifically requested by the Company.

Benefits
If the Director becomes eligible therefore, the Company shall provide the Director with the right to participate in and to receive benefits from all insurance and all similar benefits made available generally to employees of the Company, as determined by the Board of Directors of the Company. Notwithstanding the foregoing provisions of this section, the amount and extent of any benefits to which the Director may be entitled shall be governed by the provisions of any employee benefit plans adopted by the Company, as amended from time to time.

At present, the Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

During the fiscal year ended May 31, 2005, the Company issued the following:

273,592 shares at a price of $0.001 per share for officer services valued at $274, as per the following table:

Name of Officer:	Number of shares:
Marion Huff	50,000
Peggie-Ann Kirk	100,000
Hashem Sharifi	35,000
Norm Friend (Franchise 101 Inc.)	38,592
Luniel De Beer	50,000
TOTAL:	273,592

The Company also issued 431,671 shares to consultants for services valued at $432. These prices were agreed upon at inception for payment of the various services rendered.

Name of Consultant:	Number of shares:
Kita-Kaine Investment Holdings Inc.	431,671

To date, executives have been compensated with stock and the Company has not paid cash to executives as compensation. Individuals who act in a consulting capacity to the Company, who are also executives with the Company, have been compensated for consulting work performed for the Company, which work was outside of the scope of their role as an executive. Accordingly, Peggie-Ann Kirk was paid $500 Cdn per month starting January, 01, 2004, to May 01, 2005, and $1000 Cdn per month starting June 01, 2005, until present, as compensation for bookkeeping and accounting services, but not for services as an executive. Bruce Kirk was paid $2000 Cdn per month starting December 01, 2003, for management services and demonstration work at tradeshows. (Payment to Mr. Kirk stopped December 1st, 2005). These are the only Company executives to receive compensation for consultancy services.

In future periods, the Company may elect to use cash to compensate executives and that may have a negative affect on the Company’s liquidity. As a measure to conserve cash, the Company compensates executives with stock and does not use cash as compensation. Currently there are no plans to make any changes to officer compensation.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On May 12, 2005, the Company announced that it had retained Excel Relations to carry on its investor relations program. Excel Relations is the investor relations arm of the Company, and shares office space with the Company at its company headquarters.

The Company has not signed any agreements for promotion with third party members.

ITEM 8.     DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 500,000,000 shares of common stock, $0.0001 par value per share, of which there are 16,751,963 shares issued and outstanding. The Company is not authorized to issue any shares of Preferred Stock. The following summarizes the important provisions of the Company's capital stock.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders; have no preemptive rights; have no conversion or redemption rights or sinking fund; do not have cumulative voting rights; and share ratably in dividends, in the event that dividends are declared. The adoption of a dividend plan, if any, will be at the discretion of the Company’s Board of Directors. To date, the Company has not payed any dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

DIVIDENDS . The adoption of a dividend plan, if any, will be at the discretion of the Company’s Board of Directors. Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be at the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends.

TRADING OF SECURITIES IN SECONDARY MARKET

The Company presently has 16,751,963 shares of common stock issued and outstanding.

TRANSFER AGENT

Our independent stock transfer agent is Holladay Stock Transfer, Inc. located in Scottsdale, Arizona. U.S.A. The mailing address and telephone number is: 2939 North 67th Place, Scottsdale, Arizona 85251; (480)481-3940.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION
The Company's Common stock is quoted on the OTC Pink Sheets under the symbol "TSHO".

Quarter	High	Low
Quarter ended August 31, 2004	(did not trade till November 2004)	(did not trade till November 2004)
Quarter ended November 30, 2004	0.15	0.12
Quarter ended February 28, 2005	0.15	0.097
Quarter ended May 31, 2005	0.13	0.49
Quarter ended August 31, 2005	0.25	0.50

HOLDERS
As of August 31, 2005, there are approximately 39 holders of the Company's common stock.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any legal proceeding. No property of the Company is the subject of a pending legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There has been no change in or disagreements with Accountants.

ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES. USE OF PROCEEDS FROM REGISTERED SECURITIES.

Outstanding Shares

On May 31, 2005, the Company had approximately 16,751,963 shares outstanding. To date, our principal capital resources have been acquired through a combination of short-term debt and the issuance of capital stock.

Founder’s Shares

At the Company’s inception December 03, 2003, 51,000,000 million shares were issued to the Company founder, of which 51,000,000 shares were issued to Mr. Bruce Kirk, for a total investment of $5,100. After May 31, 2004, Bruce Kirk returned 41,000,000 shares, which the Company cancelled, leaving the founder, Bruce Kirk, with 10,000,000 shares in total.

Private Placements from Inception to May 31, 2004

During the period from inception to May 31, 2004, the Company received two stock subscriptions in a private placement for $89,264.

During the fiscal year ended May 31, 2005, the Company sold 5,300,000 shares at a price of $0.001 per share under a Regulation D 504 offering and raised $5,300.

Shares in lieu of payment for services

During the fiscal year ended May 31, 2005, the Company issued 273,592 shares at a price of $0.001 per share for officer services valued at $274, as per the following table:

Name of Officer:	Number of shares:
Marion Huff	50,000
Peggie-Ann Kirk	100,000
Hashem Sharifi	35,000
Norm Friend (Franchise 101 Inc.)	38,592
Luniel De Beer	50,000
TOTAL:	273,592

The Company also issued 431,671 shares to consultants for services valued at $432. These prices were agreed upon at inception for payment of the various services rendered.

Name of Consultant:	Number of shares:
Kita-Kaine Investment Holdings Inc.	431,671

Private Placements for the year ended May 31, 2005.

During the fiscal year ended May 31, 2005, the Company sold additional shares through private placements. Total shares issued were 746,700. All shares were sold at a price of $0.15 per share for a total of $112,005.

Name of Shareholder:	Number of shares:
Anthony Birkin	80,000
Kita-Kaine Investment Holdings Inc. Beneficiary: John Kirk	666,700

ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

With respect to the indemnification of Directors and Officers of the Company, the Company’s Bylaws provide the following:

ARTICLE IX

INDEMNIFICATION

The Corporation may indemnify and advance litigation expenses to its directors, officers, employees and agents to the extent permitted by law, the Articles or these Bylaws, and shall indemnify and advance litigation expenses to its directors, officers, employees and agents to the extent required by law, the Articles or these Bylaws. The Corporation’s obligations of indemnification, if any, shall be conditioned on the Corporation receiving prompt notice of the claim and the opportunity to settle and defend the claim. The Corporation may, to the extent permitted by law, purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the Corporation.

PART F/S

THE TRADESHOW MARKETING COMPANY LTD.

Consolidated Financial Statements

May 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the Board of Directors/Audit Committee
The Tradeshow Marketing Company Ltd.

We have audited the accompanying balance sheets of The Tradeshow Marketing Company Ltd. (a Nevada corporation) as of May 31, 2005 and 2004 and the related statement of operations, stockholders’ equity, and cash flows for periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Tradeshow Marketing Company Ltd. as of the period from inception to May 31, 2004 and the fiscal year ended May 31, 2005 and the results of its operations and cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in the notes to the financial statements, the Company has sustained a loss in since inception. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Moore & Associates, CHTD.

August 25, 2005
Las Vegas, Nevada

THE TRADESHOW MARKETING COMPANY LTD.
Financial Statements
CONSOLIDATED BALANCE SHEET
May 31, 2005 and 2004

	31/05/2005	31/05/2004

ASSETS

Cash	$86,876	$66,115
Inventory	6,054	2,016

Total Current Assets	92,930	68,131

Equipment, net	23,398	2,691

Other Assets	7,574	499

Total Assets	$123,902	$71,321

LIABILITIES AND STOCKHOLDERS' EQUITY

Account Payable	$18,687

Total Current Liabilities	18,687

Equipment Debt	21,502
Losan from Shareholder	15,000

Total Liabilities	55,189

Common Stock	1,675	5,100
50,000,000 authorized shares, par value
$0.0001, issued and outstanding 16,751,963
Paid in Capital	146,410
Subscriptions Receivable		89,264
Foreign Currency Translation	3,727	1,115
Retained (Loss)	(83,099)	(24,158)

Total Stockholders' Equity	68,713	71,321

Total Liabilities and Stockholders' Equity	$123,902	$71,321

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.
Financial Statements
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
For the year ended May 31, 2005
and the period from December 3, 2003 (date of inception) to May 31, 2004

	year ended 31/05/2005	period from inception 12/3/03 to 31/05/2004

REVENUE	$33,801	$-

COST OF GOODS SOLD	11,278

GROSS PROFIT	22,523

EXPENSES
General and Administrative	44,265	4,629
Legal, Accounting, Consulting	36,925	14,429
Officer Compensation	274	5,100

Total Expenses	81,464	24,158

Income (Loss) before Taxes	(58,941)	(24,158)

Provision for Income Taxes	-	-

Net (Loss)	$(58,941)	$(24,158)

Basic and Diluted (Loss) per share	a	a

Weighted average shares of common stock	15,066,275	10,000,000

a = less than $0.01 per share

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.
Financial Statements
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
For the year ended May 31, 2005
and the period from December 3, 2003 (date of inception) to May 31, 2004

	Common Stock		Paid in	Subscriptions	Foreign	Accumulated
	Shares	Amount	Capital	Receivable	Currency	Deficit	Total
					Translation		Equity

Shares issued to founders at $0.0001/ share	51,000,000	5,100					5,100

Stock Subscriptions				89,264			89,264

Foreign Currency Translation					1,115		1,115
Net (Loss) for Period						(24,158)	(24,158)

Balance May 31, 2004	51,000,000	5,100		89,264	1,115	(24,158)	71,321

Shares issued for consulting services	5,300,000	530	4,770				5,300

Founders shares cancelled	(41,000,000)	(4,100)	4,100

Shares issued for officer services	150,000	15	135				150
Shares sold at $0.15/ share	80,000	8	11,992	(12,000)
Shares issued for officer services	123,592	12	112				124
Shares issued for consulting services	431,671	43	389				432
Shares sold at $0.15	666,700	67	124,912	(77,264)			47,715
Stock Subscriptions
Foreign Currency Translation					2,612		2,612

Net (Loss) for year						(58,941)	(58,941)

Balance, May 31, 2005	16,751,963	$1,675	$146,410		$3,727	$(83,099)	$68,713

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.
Financial Statements
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended May 31, 2005
and the period from December 3, 2003 (date of inception) to May 31, 2004

	year	period
	ended	from inception to
	31/05/2005	31/05/2004

Net (loss)	$(58,941)	$(24,158)

Adjustments to Net Loss
Stock for Services	5,574	5,100
Depreciation	4,038	299

Changes in the Balance Sheet
Inventory	(4,038)	(2,016)
Other Assets	(7,075)	(499)
Payables	18,687
Foreign Currency Translation	2,612	1,115

Cash Utilized in Operations	(39,143)	(20,159)

Cash Used for Investing	(24,745)	(2,990)

Financing Activities
Equipment Debt	21,502
Shareholder Debt	15,000
Sales of Common Stock	142,985
Subscriptions Receivable	(89,264)	89,264

Cash Received from Financing	90,223	89,264

Net Cash	26,335	66,115

Beginning Cash	66,115	-

Ending Cash	$92,450	$66,115

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY INC
NOTES TO FINANCIAL STATEMENTS

NOTE 1.     GENERAL ORGANIZATION AND BUSINESS

The Tradeshow Marketing Company, Inc. (the Company) was organized in the state of Nevada on December 03, 2003. The Company was formed to market specialty products at tradeshows, specialty product shops and kiosks in malls. The Company through May 31, 2005 has only been selling at tradeshows and in malls.

The Company operates on a May 31 fiscal year end.

NOTE 2.     SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The relevant accounting policies and procedures are listed below.

Accounting Basis

The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.

Earnings per Share

The basic earnings (loss) per share is calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

The Company has not issued any options or warrants since inception, or other dilutive securities.

Dividends

The adoption of a dividend plan, if any, will be at the discretion of the Company’s Board of Directors. No dividends have been paid during the periods shown.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Currency

The Company accounts for foreign currency translation pursuant to SFAS No. 52, "Foreign Currency Translation". The company's functional currency is the Canadian dollar, and up until May 31, 2005, the Company’s sales were recorded in Canadian dollars. All assets and liabilities are translated into U.S. dollars using the current exchange rate. Revenues and expenses are translated using the average exchange rates prevailing throughout the year. Translation adjustments are included in other comprehensive income for the period.

Inventory

The Company’s inventories consist of promotional products that it has purchased. These promotional products are for resale.

Inventory consists of goods purchased for resale. Inventory is stated at the lower of cost (first-in, first-out method) and net realizable value.

Revenue Recognition and Accounts Receivable

All the sales for the Company are on a point of sale/cash and carry basis. The Company does not carry receivables for any sales. All sales are final. Revenue is recognized when a sale is made. No warranties are expressed or offered on any goods except that of the manufacturer, which they support directly.

Advertising Expense

Advertising, promotion and marketing costs are expensed as incurred. For the period ended May 31, 2005 and May 31, 2004 the advertising expense was $0.

Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over the assets useful lives, which are 5 year to 7 years. Maintenance and repairs are charged to expense as incurred.

	5/31/05	5/31/04
Equipment	27,735	2,990
Accumulated Depreciation	(4,337)	(299)

Net Loss	23,398	2,691

NOTE 3.     STOCKHOLDERS’ EQUITY

Common Stock

5/31/04 year

At inception 51,000,000 million shares were issued to the founder for an investment of $5,100. After 5/31/04 the founder returned and the Company cancelled 41,000,000 of these shares leaving a net of 10,000,000 for the founder.

During the year 5/31/04 stock subscriptions were received on a private placement for $89,264

5/31/05 year

The sold 5,300,000 shares under a Regulation D 504 offering and raised $5,300. These funds were used to pay legal fees.

The Company issued 273,592 shares for officer services valued at $274. The Company also issued 431,671 shares to consultants for services valued at $432. These prices were agreed upon at inception for payment of the consulting and director services rendered. Because there is no liquid market for the stock issued to its consultants and officers, the Company has agreed to value the shares at a price of $0.001 per share.

The Company completed the private placement began the previous year and sold additional shares through additional private placements. Total shares issued, including those of the previous year, were 746,700. All shares were sold at an average of $0.15 per share for gross proceeds of $112,005.

NOTE 4.     NOTES PAYABLE

The following notes payable.
Installment note on vehicle,
payments of $537.95/ month for 60 months
annual interest rate at 7.39%                $21,502

The Company purchased a truck in July 2004 and commenced payments for it in August 2004. Under this agreement, the Company is to pay $537.95 per month for a period of 60 months commencing in August 2004 with a final payment due on July 2009.

Demand note received from shareholder
currently non-interest bearing                    $15,000

The demand note payable is held by Kita-Kaine Investment Holdings Inc. It is dated from June 2004. The note is open-ended, non-interest bearing, and is payable as Tradeshow is able. As such, the Company has elected to treat this note as a long-term liability. There is no other agreement related to settling out this demand note.

NOTE 5.     PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded. The total deferred tax asset is calculated by multiplying a 22% estimated tax rate by the items making up the deferred tax account. The total valuation allowance is a comparable amount. The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.

	5/31/05	5/31/04
Net changes in Deferred Tax Benefit	$ 12,967	5,315
Valuation account	(12,967)	(5,315)
Current Taxes Payable	0	0

Net Provision for Income Taxes	$ 0	$ 0

NOTE 6.     OPERATING LEASES AND OTHER COMMITMENTS:

The Company is renting its office space on a month to month basis and has no other contingencies.

The Company’s head office space is provided a no-cost basis by one of its consultants on a month-to-month basis. The Company pays for its own office expenses as they arise.

NOTE 7.       GOING CONCERN

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The Company has sustained a loss in the periods ended May 31, 2005 and 2004. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Management continues to seek funding from its shareholders and other qualified investors to pursue its business plan of purchasing retail stores in malls.

NOTE 8.       THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 148 Accounting for Stock-Based Compensation-Transition and Disclosure
Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities

This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150 Financial Instruments with Characteristics of both Liabilities and EquityThis Statement requires that such instruments be classified as liabilities in the balance sheet. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.
Interpretation No. 46 (FIN 46)

Effective January 31, 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future.

Statement No. 151 Inventory Costs-an amendment of ARB No. 43, Chapter 4 (Issued 11/04)

This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re-handling costs may be so abnormal as to require treatment as current period charges….” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

Statement No. 152 Accounting for Real Estate Time-Sharing Transactions (Amendment of FASB Statements No. 66 and 67)

This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions.

This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, states that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2.

Statement No. 153 Exchanges of Non-monetary Assets (Amendment of APB Opinion No. 29)

The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, includes certain exceptions to the principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assts and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The adoption of these new Statements is not expected to have a material effect on the Company’s financial position, results or operations, or cash flows.

Part III. Item 2. Index to Exhibits.

Exhibit Number	Description of Exhibits
Exhibit 3.1	Articles of Incorporation
Exhibit 3.2	Bylaws, as amended
Exhibit 5.1	Opinion of Consul
Exhibit 10.1	Consulting Agreement
Exhibit 10.2	Letter of Intent for purchase of Assets
Exhibit 23.1	Consent of Auditor

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

 Tradeshow Marketing Company, Inc.
     (Registrant)

Date: August 31, 2005

/s/ BRUCE KIRK Bruce Kirk
Mr. Bruce Kirk, President & CEO